UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2022 First Half Preliminary Operating Results

On July 21, 2022, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2022. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2022	1Q 2022	% Change Increase (Decrease) (Q to Q)	2Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	25,739,817	20,662,441	24.57	12,241,667	110.26
	Cumulative	46,402,258	20,662,441	—	29,826,082	55.58
Net operating profit	Specified Quarter	1,600,219	1,901,822	(15.86)	1,673,748	(4.39)
	Cumulative	3,502,041	1,901,822	—	3,420,574	2.38
Profit before income tax	Specified Quarter	1,792,083	1,909,387	(6.14)	1,666,918	7.51
	Cumulative	3,701,470	1,909,387	—	3,453,348	7.18
Profit for the period	Specified Quarter	1,308,041	1,464,102	(10.66)	1,207,423	8.33
	Cumulative	2,772,143	1,464,102	—	2,492,583	11.22
Profit attributable to shareholders of the parent company	Specified Quarter	1,303,506	1,453,140	(10.30)	1,204,276	8.24
	Cumulative	2,756,646	1,453,140	—	2,474,291	11.41

Note: 1)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2)

KB Financial Group adopted accounting policies to reflect the application of K-IFRS 1019 (Employee Benefits) from the third quarter of fiscal year 2021. However, please note the figures for the periods prior to the third quarter of fiscal year 2021 have not been restated retrospectively.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2022	1Q 2022	% Change Increase (Decrease) (Q to Q)	2Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	14,947,647	9,929,905	50.53	4,673,682	219.83
	Cumulative	24,877,552	9,929,905	—	13,090,730	90.04
Net operating profit	Specified Quarter	995,912	1,211,696	(17.81)	1,025,064	(2.84)
	Cumulative	2,207,608	1,211,696	—	1,976,447	11.70
Profit before income tax	Specified Quarter	1,015,435	1,215,441	(16.46)	1,004,117	1.13
	Cumulative	2,230,876	1,215,441	—	1,975,382	12.93
Profit for the period	Specified Quarter	749,928	974,526	(23.05)	737,617	1.67
	Cumulative	1,724,454	974,526	—	1,428,184	20.74
Profit attributable to shareholders of the parent company	Specified Quarter	749,165	977,275	(23.34)	734,155	2.04
	Cumulative	1,726,440	977,275	—	1,422,648	21.35

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		2Q 2022	1Q 2022	% Change Increase (Decrease) (Q to Q)	2Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	4,462,334	4,529,217	(1.48)	1,759,062	153.68
	Cumulative	8,991,551	4,529,217	—	4,725,770	90.27
Net operating profit (loss)	Specified Quarter	85,388	151,113	(43.49)	203,699	(58.08)
	Cumulative	236,501	151,113	—	493,363	(52.06)
Profit (Loss) before income tax	Specified Quarter	89,785	161,967	(44.57)	217,672	(58.75)
	Cumulative	251,752	161,967	—	514,442	(51.06)
Profit (Loss) for the period	Specified Quarter	70,192	115,910	(39.44)	154,731	(54.64)
	Cumulative	186,102	115,910	—	377,211	(50.66)
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	70,006	115,715	(39.50)	154,758	(54.76)
	Cumulative	185,721	115,715	—	377,231	(50.77)

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2022 first half earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2) “Operating revenue” represents operating income based on KB Securities’ financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 21, 2022	By:	/s/ Scott Y. H. Seo
(Signature)

	Name:	Scott Y. H. Seo
	Title:	Senior Managing Director and Chief Finance Officer